FREDERICK D. DISANTO



Frederick D. DiSanto, an expert in the wealth management with strong experience serving on public company boards of directors

Mr. DiSanto has served as the Chairman and Chief Executive Officer of Ancora Holdings since January 2006 and December 2014, respectively. Mr. DiSanto also serves on the Board of Directors of Regional Brands Inc., a publicly-traded holding company focused on acquiring substantial ownership in regional companies with strong brand recognition, since November 2016. Mr. DiSanto previously served as the Chief Executive Officer of Regional Brands Inc. from November 2016 to March 2021. Prior to joining Ancora Holdings, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bancorp, a diversified financial services company, and as the President and Chief Operating Officer of Maxus Investment Group, an investment management firm, which was later acquired by Fifth Third. Currently, Mr. DiSanto serves on the Board of Directors of Alithya Group inc., a strategy and digital transformation company, since November 2018 and The Eastern Company, a manager of industrial businesses that designs, manufactures and sells engineered solutions, since April 2016. Previously, Mr. DiSanto served on the Board of Directors of Edgewater Technology, Inc. (n/k/a Alithya Group inc.), from February 2017 until it was acquired by Alithya Group inc. in November 2018.